UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023
Commission File Number 000-51138

GRAVITY CO., LTD.
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(Translation of registrant’s name into English)

14F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS THIRD QUARTER OF 2023 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – November 13, 2023 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the third quarter ended September 30, 2023, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and business updates.
THIRD QUARTER 2023 HIGHLIGHTS

•Total revenues were KRW 176,145 million (US$ 130,685 thousand), representing a 26.3% decrease from the second quarter ended June 30, 2023 (“QoQ”) and a 72.1% increase from the third quarter ended September 30, 2022 (“YoY”).

•Operating profit was KRW 37,917 million (US$ 28,131 thousand), representing a 28.1% decrease QoQ and a 78.3% increase YoY.

•Profit before income tax expenses was KRW 41,208 million (US$ 30,572 thousand), representing a 25.2% decrease QoQ and a 68.8% increase YoY.

•Net profit attributable to parent company was KRW 28,961 million (US$ 21,486 thousand), representing a 35.7% decrease QoQ and an 80.2% increase YoY.

REVIEW OF THIRD QUARTER 2023 FINANCIAL RESULTS

Revenues

Online game revenues for the third quarter of 2023 were KRW 17,316 million (US$ 12,847 thousand), representing an 1.7% increase QoQ from KRW 17,025 million and a 10.1% decrease YoY from KRW 19,271 million. The increase QoQ was mainly attributable to increased revenues from Ragnarok Online in Taiwan. Such increase was partially offset by decreased revenue from Ragnarok Online in Japan. The decrease YoY was largely due to decreased revenues from Ragnarok Online in Taiwan, Korea, Philippines, Singapore and Malaysia.

Mobile game revenues were KRW 155,467 million (US$ 115,344 thousand) for the third quarter of 2023, representing a 28.9% decrease QoQ from KRW 218,687 million and a 95.7% increase YoY from KRW 79,443 million. The decrease QoQ was resulted by decreased revenues from Ragnarok Origin in Southeast Asia, Taiwan, Hong Kong and Macau and Ragnarok X: Next Generation in Korea. The increase YoY was mainly due to initial revenue from Ragnarok Origin in Southeast Asia launched in April 6, 2023 and Ragnarok X: Next Generation in Korea launched in January 5, 2023. This increase was partially offset by decreased revenues from Ragnarok X: Next Generation in Southeast Asia, Ragnarok Monster's Arena and Ragnarok M: Eternal Love in Southeast Asia.

Other revenues were KRW 3,362 million (US$ 2,494 thousand) for the third quarter of 2023, representing a 5.7% increase QoQ from KRW 3,182 million and an 8.2% decrease YoY from KRW 3,663 million.

Cost of Revenue

Cost of revenue was KRW 117,834 million (US$ 87,423 thousand) for the third quarter of 2023, representing a 30.0% decrease QoQ from KRW 168,309 million and a 97.0% increase YoY from KRW 59,829 million. The decrease QoQ was mainly due to decreased commission paid for mobile game services related to Ragnarok Origin in Southeast Asia , Taiwan, Hong Kong and Macau and Ragnarok X: Next Generation in Korea. The increase YoY was primarily due to increased commission paid for mobile game services related to Ragnarok Origin in Southeast Asia launched in April 6,2023 and Ragnarok X: Next Generation in Korea launched in January 5, 2023.

Operating Expenses

Operating expenses were KRW 20,394 million (US$ 15,131 thousand) for the third quarter of 2023, representing a 14.0% increase QoQ from KRW 17,884 million and a 4.2% decrease YoY from KRW 21,277 million. The increase QoQ was mainly due to increased commission paid for payment gateway fees related to Ragnarok Online in Taiwan, increased R&D expense and increased advertising expenses for White Chord launched in Japan on August 29, 2023, Ragnarok Landverse launched in Southeast Asia (Thailand and Indonesia excluded), Middle East, India, Africa and Oceania on September 20, 2023 and Ragnarok 20 Heroes launched in Korea on October 12, 2023. The decrease YoY was mainly due to decreased advertising expenses for Ragnarok Monster's Arena in Thailand and Korea, Ragnarok Origin in North America and Korea and Ragnarok Online in Korea.

Profit Before Income Tax Expenses

Profit before income tax expenses was KRW 41,208 million (US$ 30,572 thousand) for the third quarter of 2023 compared with profit before income tax expense of KRW 55,097 million for the second quarter of 2023 and profit before income tax expenses of KRW 24,410 million for the third quarter of 2022.

Net Profit

As a result of the foregoing factors, Gravity recorded a net profit attributable to parent company of KRW 28,961 million (US$ 21,486 thousand) for the third quarter of 2023 compared with net profit attributable to parent company of KRW 45,016 million for the second quarter of 2023 and a net profit attributable to parent company of KRW 16,076 million for the third quarter of 2022.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 443,835 million (US$ 329,289 thousand) as of September 30, 2023.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,347.86 to US$ 1.00, the noon buying rate in effect on September 30, 2023 as quoted by the Federal Reserve Bank of New York.

GRAVITY BUSINESS UPDATES

Ragnarok Online IP-based Games

•Ragnarok Origin, an MMORPG mobile and PC game

Ragnarok Origin officially received a foreign version number from Chinese government on August 29, 2023, and is preparing to be launched in China in the first quarter of 2024. Also, the global version of this game is being prepared to be launched in Central, South America, etc. in the first quarter of 2024.

•Ragnarok X: Next Generation, an MMORPG mobile and PC game

Ragnarok X: Next Generation is preparing to be launched in China and the publisher of the game is Beihai Leyou Technology Co. Ltd, an affiliate of ZLONGAME.

•Ragnarok Begins, an Action Side-scrolling MMORPG mobile and PC game

Ragnarok Begins started its second CBT on November 1, 2023 and is preparing to be launched in South Korea in December 2023.

•Ragnarok V: Returns, a 3D MMORPG mobile and PC game

Ragnarok V: Returns will open its second CBT in South Korea and the first CBT in Thailand in the first half of 2024.

•Ragnarok 20 Heroes, an Action RPG mobile game

Ragnarok 20 Heroes launched in Korea on October 12, 2023.

Ragnarok Online IP-based Blockchain Games

•Ragnarok Landverse, an MMORPG blockchain PC game

Ragnarok Landverse launched in Southeast Asia (Thailand and Indonesia excluded), Middle East, India, Africa and Oceania on September 20, 2023.

•Ragnarok Poring Merge NFT, a Time Effective RPG blockchain mobile game

Ragnarok Poring Merge NFT is being prepared to be launched in Global in the first quarter of 2024.

Other IP-based games

•Wetory, a 3D Action Adventure Rogue-Like PC and console game

Wetory was released in global on October 26, 2023. The game was developed by PepperStons, a Korean game developer. and published by Gravity.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of the third quarter in 2023 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at http://www.gravity.co.kr/en/ir/pds/list.asp. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------
Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 91 markets. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2023 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Jin Lee
IR Manager
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800

Ms. Yiseo Shin
IR Assistant Manager
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7801

GRAVITY Co., Ltd.
Consolidated Statements of Financial Position

(In millions of KRW and thousands of US$)

	As of
	31-Dec-22		30-Sep-23
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	169,877	126,035	207,220	153,740
Short-term financial instruments	167,000	123,900	236,615	175,549
Accounts receivable, net	77,257	57,318	81,046	60,129
Other receivables, net	140	104	232	172
Prepaid expenses	3,332	2,472	2,990	2,218
Other current financial assets	3,370	2,500	4,125	3,060
Other current assets	791	587	5,749	4,265
Total current assets	421,767	312,916	537,977	399,133
Property and equipment, net	8,140	6,039	10,808	8,019
Intangible assets, net	3,869	2,870	5,029	3,730
Deferred tax assets	5,660	4,199	5,574	4,135
Other non-current financial assets	2,176	1,614	1,741	1,292
Other non-current assets	2,482	1,841	6,204	4,603
Total assets	444,094	329,479	567,333	420,912
Liabilities and Equity
Current liabilities:
Accounts payable	73,549	54,567	76,644	56,863
Deferred revenue	18,543	13,757	15,976	11,853
Withholdings	3,201	2,375	3,731	2,768
Accrued expense	2,041	1,514	1,630	1,209
Income tax payable	5,469	4,058	14,320	10,624
Other current liabilities	2,907	2,157	4,197	3,114
Total current liabilities	105,710	78,428	116,498	86,431
Long-term account payables	374	277	74	55
Long-term deferred revenue	30	22	381	283
Other non-current liabilities	4,968	3,686	3,994	2,962
Deferred tax liabilities	2,832	2,101	2,833	2,102
Total liabilities	113,914	84,514	123,780	91,833
Share capital	3,474	2,577	3,474	2,577
Capital surplus	27,098	20,104	27,098	20,104
Other components of equity	2,475	1,837	5,362	3,979
Retained earnings	296,480	219,963	406,923	301,903
Equity attributable to owners of the Parent Company	329,527	244,481	442,857	328,563
Non-controlling interest	653	484	696	516
Total equity	330,180	244,965	443,553	329,079
Total liabilities and equity	444,094	329,479	567,333	420,912

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,347.86 to US$ 1.00, the noon buying rate in effect on September 30, 2023 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Comprehensive Income

(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended				Nine months ended
	30-Jun-23	30-Sep-22	30-Sep-23		30-Sep-22	30-Sep-23
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games	17,025	19,271	17,316	12,847	65,545	57,037	42,317
Mobile games	218,687	79,443	155,467	115,344	210,726	513,148	380,714
Other revenue	3,182	3,663	3,362	2,494	11,232	9,801	7,270
Total net revenue	238,894	102,377	176,145	130,685	287,503	579,986	430,301
Cost of revenue	168,309	59,829	117,834	87,423	155,658	391,628	290,555
Gross profit	70,585	42,548	58,311	43,262	131,845	188,358	139,746
Operating expenses:
Selling, general and administrative expenses	15,029	17,624	17,190	12,754	56,473	45,490	33,750
Research and development	2,852	3,745	3,964	2,941	9,933	9,738	7,225
Others, net	3	(92)	(760)	(564)	(263)	(806)	(598)
Total operating expenses	17,884	21,277	20,394	15,131	66,143	54,422	40,377
Operating profit	52,701	21,271	37,917	28,131	65,702	133,936	99,369
Finance income(costs):
Finance income	4,213	5,343	7,059	5,237	11,051	16,733	12,415
Finance costs	(1,817)	(2,204)	(3,768)	(2,796)	(5,249)	(8,138)	(6,038)
Profit before income tax	55,097	24,410	41,208	30,572	71,504	142,531	105,746
Income tax expense	10,070	8,312	12,223	9,068	21,663	32,092	23,809
Profit for the year	45,027	16,098	28,985	21,504	49,841	110,439	81,937
Profit attributable to:
Non-controlling interest	11	22	24	18	(131)	(4)	(3)
Owners of Parent company	45,016	16,076	28,961	21,486	49,972	110,443	81,940
Earnings per share
- Basic and diluted	6,478	2,313	4,168	3.09	7,191	15,894	11.79
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Earnings per ADS
- Basic and diluted	6,478	2,313	4,168	3.09	7,191	15,894	11.79

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,347.86 to US$1.00, the noon buying rate in effect on September 30, 2023 as quoted by the Federal Reserve Bank of New York.
(1) Each ADS represents one common share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer
Date: November 13, 2023